UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Appointment of Mr. Mark Hagler as President and Chief Commercial Officer

On April 22, 2026, the Company announced the appointment of Mr. Mark Hagler as President and Chief Commercial Officer, effective April 17, 2026. Mr. Hagler brings more than 25 years of experience in the biopharmaceutical industry, with significant expertise in commercial strategy, pre-commercial readiness, and organizational development across oncology, ophthalmology and other specialty therapeutic areas. Prior to joining the Company, Mr. Hagler served as Chief Commercial Officer of Sun Pharmaceutical Industries Limited, where he led a portfolio exceeding $1 billion and an organization of more than 600 professionals, with responsibility for strategy, performance and growth. Earlier in his career, Mr. Hagler held senior leadership roles at Ipsen S.A., Sanofi, Novartis AG, and Abraxis BioScience, Inc., where he contributed to the global launch and lifecycle strategy of oncology therapies. His experience spans clinical development strategy, pipeline prioritization, business development, pricing and market access, and cross-functional leadership.

Mr. Hagler holds an M.B.A. in Corporate Finance from Johns Hopkins University and is a graduate of the United States Naval Academy.

In connection with his appointment, Mr. Hagler will be entitled to compensation and benefits consistent with those provided to similarly situated executive officers of the Company. Any material terms of his compensation arrangements will be disclosed in accordance with applicable SEC requirements.

There are no family relationships between Mr. Hagler and any director or executive officer of the Company, and there are no transactions between Mr. Hagler and the Company that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

A copy of the Company's press release announcing Mr. Hagler's appointment is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - NovaBridge Appoints Mark Hagler as President and Chief Commercial Officer to Advance Commercial Strategy and Maximize Pipeline Value

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: April 22, 2026